UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)
Sun Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $5.00 per share
(Title of Class of Securities)
86663B102
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86663B102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings II, LLC 27-2508972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	262,362 *
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	262,362 *
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		262,362 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2016.  As of the date of this filing the Reporting Person holds 0 shares.

CUSIP No. 86663B102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings III, LLC 26-4437045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	262,362 *
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	262,362 *
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		262,362 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2016.  As of the date of this filing the Reporting Person holds 0 shares.

CUSIP No. 86663B102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings IV, LLC 27-2948920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	262,363 *
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	262,363 *
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		262,363 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2016.  As of the date of this filing the Reporting Person holds 0 shares.

CUSIP No. 86663B102

Amendment No. 2 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on November 12, 2010, and Amendment No. 1 thereto filed on February 14, 2012 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G and to Item 2(a) of the Schedule 13G. Ownership percentages reported therein are calculated based on 18,897,000 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer's Form 10-Q for the period ended September 30, 2016 filed with the Commission on November 8, 2016.  The shares reported herein are directly beneficially owned by the Reporting Persons but may also be deemed to be indirectly beneficially owned by Siguler Guff Advisers, LLC, which is the investment adviser to the Reporting Persons and has voting and investment control over the securities of the Issuer held by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 86663B102

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2017

MAYCOMB HOLDINGS II, LLC
By:	Siguler Guff DOF II GP, LLC, its Managing Member
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
MAYCOMB HOLDINGS III, LLC
By:	Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
MAYCOMB HOLDINGS IV, LLC
By:	Siguler Guff DOF IV GP, LLC, its Managing Member
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director